RESIN SYSTEMS INC.

 Interim Consolidated Financial Statements

(Restated)

For the First Quarter Ended March 31, 2005

These financial statements have not been reviewed by our

auditors KPMG LLP.

See accompanying notes to the unaudited interim consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the 2004 annual consolidated financial statements.

RESIN SYSTEMS INC.

INTERIM CONSOLIDATED BALANCE SHEETS

(Canadian Dollars)

(Unaudited)

As at 2005 2004
MARCH 31, DECEMBER 31,
(Restated note 8) (Restated note 8)
ASSETS

Current assets:
Cash and cash equivalents $ 6,862,504 $ 1,971,677
Accounts receivable 304,356 230,053
Inventories (note 3) 955,304 541,070
Prepaid expenses and deposits 98,566 85,328
8,220,730 2,828,128

Prepaid rent and
security deposit 70,853 70,853
Restricted Cash (note 4) 820,000 150,000
Advances (note 12(b)) 122,430 --
Property, plant and equipment (note 5) 7,408,864 6,180,267
$ 16,642,877 $ 9,229,248

LIABILITIES and SHAREHOLDERS’ EQUITY

Current liabilities:
Bank Indebtedness $ 375,331 $ --
Accounts payable 597,891 769,292
Unearned revenue (note 6) 32,309 --
Deposit on sale of asset (note 7) 1,000,000 --
Accrued liabilities 905,393 618,139
Current portion of obligations
under capital lease (note 9) 82,441 56,280
Current portion 2,993,365 1,443,711

Long-term payable to NRC 498,263 498,263
Deferred lease inducement 41,194 43,254
Obligations under capital lease
Net of current portion (note 9) 101,214 64,845
3,634,036 2,050,073

Shareholders' equity:
Share capital (note 10) 45,448,436 36,377,404
Warrants 1,662,854 1,206,987
Contributed surplus 2,590,596 2,417,842
Deficit (36,693,045) (32,823,058)
13,008,841 7,179,175

Future operations (note 2)
Commitments (note 12)
Subsequent events (note 13)
$ 16,642,877 $ 9,229,248

See accompanying notes to unaudited interim consolidated financial statements.

On behalf of the Board:

Signed “ Greg Pendura”                     Signed “Zsolt Feketekuty”

Director                                   Director

RESIN SYSTEMS INC.

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

For the Three months ended, March 31, 2005 and 2004

(Canadian dollars)

(unaudited)

Three Months Three Months
Ended Ended
2005 2004
March 31, March 31,
(Restated note 8) (Restated note 6)

Product Revenue $ 82,951 $ 201,153
82,951 201,153

Expenses:
Cost of sales 84,476 90,036
Direct and product development 1,634,718 944,688
Marketing and business development 562,734 205,695
General and administrative 1,540,660 1,712,917
Interest and other charges 4,456 (6,708)
Amortization of property, plant
and equipment 202,413 88,163
Amortization of intangibles - 73,080
4,029,457 3,107,871

Loss before the understated (3,946,506) (2,906,718)
Other Income 76,519 21,026

(3,869,987) (2,885,692)

Deficit, beginning of period (32,823,058) (18,009,404)

Deficit, end of period $(36,693,045) $(20,895,096)

Basic and diluted loss
per common share $ (0.05) $ (0.05)

See accompanying notes to unaudited interim consolidated financial statements.

RESIN SYSTEMS INC.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three months ended, March 31, 2005 and 2004

(Canadian dollars)

(unaudited)

Three Months Three Months
Ended Ended
2005 2004
March 31, March 31,
(unaudited) (unaudited)

Cash provided by (used in):

Operating:
Net loss $(3,869,987) $ (2,885,692)
Items which do not involve cash:
Amortization 202,413 161,243
Gain on sale of asset - (1,569)
Shares to be issued pursuant
to ARC agreement - 18,811
Stock based compensation 172,725 292,905
Deferred lease inducement (2,060)
Change in non-cash operating
working capital 523,957 1,441,585
(2,972,952) (972,717)
Financing:
Proceeds from issue of share
capital net of transaction costs 9,526,928 2,987,768
Short term bank obligations 375,331 -
Repayment of capital lease (17,820)
9,884,439 2,987,768
Investing:
Purchase of property, plant
and equipment (1,350,660) (729,849)
Restricted cash (670,000)
Prepaid rent and security deposit -- 5,979
Acquisition of intangible assets -- --
Proceeds on sale property, plant
and equipment -- 11,000
(2,020,660) (712,870)

Increase (decrease) in cash 4,890,827 1,302,181

Cash and cash equivalents,
beginning of period 1,971,677 1,015,658

Cash and equivalents,
end of Period $ 6,862,504 $ 2,317,839

See accompanying notes to unaudited interim consolidated financial statements.

RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED STATEMENTS

(Canadian dollars)

(unaudited)

1.  Significant accounting policies:

We prepare our financial statements in accordance with generally accepted accounting principles (GAAP) in Canada. The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of Canadian GAAP for annual financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements and Auditors’ Report for the year ended December 31, 2004.

These unaudited interim consolidated financial statements reflect all adjustments, consisting of normal recurring accruals, which are in the opinion of management, necessary to present fairly our financial position as of March 31, 2005 and the results of operations and cash flows for the three months ended March 31, 2005 and 2004.

These unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the 2004 annual consolidated financial statements.

2. Nature of operations and future operations:

   Future operations:

   These unaudited interim consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles, which assumes the Company will realize its assets and discharge its liabilities and commitments in the normal course of business.  The application of the going concern concept is dependent upon the ability of the Company to generate profitable operations and raise additional capital to support its ongoing development and operating activities.  For the quarter ended March 31, 2005, the quarter ended December 31, 2004 and the quarter ended March 31, 2004, the Company reported a loss of $3,869,987, $5,792,669, and 2,885,692 and has an accumulated deficit of $36,693,044, 32,823,058 and $20,895,096 respectively.  As at March 31, 2005 the Company has positive working capital of $5,227,365.

   The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on the successful completion of the actions taken or planned, which management believes will mitigate the adverse conditions and events that raise doubt about the validity of the “going concern” assumption used in preparing these financial statements.

   These financial statements do not reflect any adjustments that would be necessary if the “going concern” assumptions were not appropriate because management is of the opinion that sufficient working capital will be obtained from operations, shareholders and other external financing sources to meet the Company’s liabilities and commitments as they become payable.

There can be no assurance that management’s plans will be successful as such plans are contingent upon new equity and debt funds from shareholders and investors, as well as improved market acceptance and revenues for the Company’s products and services.

RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED STATEMENTS

(Canadian dollars)

(unaudited)

  Future operations (continued):

Failure to raise additional equity or debt funds and generate profitable operations may require the Company to either restructure or curtail operations and the Company’s ability to continue as a going concern will be impaired.  The out come of these matters cannot be predicted at this time.

3. Inventory and reserve for obsolete allowance:

   The Company reports inventories net of a reserve for obsolescence.  This reserve takes into account materials which in management’s opinion have become obsolete owing to lack demand for the product.

	March 31, 2005	December 31, 2004
Raw materials	$ 935,244	$ 504,934
Finished goods	20,060	36,136
	$ 955,304	$ 541,070

4.  Restricted Cash:

The Company, under terms of various operating and equipment leases, is required to hold security deposits by way of letter of credit. The Company has established direct deposit payroll for its employees and use of corporate credit cards in the purchasing of specific materials and services. As collateral for the banking services, the grantor required that monies be held in a separate account for the right of offset.

These amounts are, as at March 31, 2005, considered encumbered.

5. Property plant and equipment

   The Company purchased various manufacturing, office, and computer equipment, for a total of $1,355,184.

Accumulated Net book
Cost amortization value

March 31, 2005:

Land $ 1,801,600 $ -- $ 1,801,600
Building 1,332,020 35,182 1,296,838
Equipment 4,525,479 952,506 3,572,973
Computer hardware and
software 808,965 413,969 394,996
Automotive 21,797 4,223 17,574
Leasehold improvements 354,689 105,632 249,057
Equipment under construction 75,826 -- 75,826
$ 8,920,376 $ 1,511,512 $ 7,408,864

RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED STATEMENTS

(Canadian dollars)

(unaudited)

5. Property plant and equipment (continued):

Accumulated Net book
Cost amortization value

December 31, 2004:

Land $ 1,801,600 $ -- $ 1,801,600
Building 1,332,020 22,127 1,309,893
Equipment 3,164,769 655,144 2,509,625
Computer hardware and
software 770,593 361,502 409,091
Automotive 21,797 2,836 18,961
Leasehold improvements 227,777 96,680 131,097
$ 7,318,556 $ 1,138,289 $ 6,180,267

6. Unearned Revenue:

During the first three months the Company entered into a sales agreement with a Korean company to sell a mould and resins.  The agreement was contingent upon successful testing of the mould.  At March 31, 2005 the manufacturing of the mould and testing is still ongoing and the sale proceeds of $32,309 is classified as current deferred revenue.

7. Deposit on sale of assets:

During the first quarter the Company received a deposit for the sale of the land and building for $1,000,000.  The transaction was completed in the second quarter.

8. Long-term payable to NRC

For the year ended December 31, 2004, and the three month period ending March 31, 2005, the Company has restated its financial statements to reflect the funding received from NRC as a liability of $498,263 rather than a reduction in operating expenditures.

9. Obligations under capital lease:

   The company has entered to a capital lease for the purchase of equipment in the amount of $80,349, having a net book value of $79,010 (December 2004 - Nil, December 2003 – Nil, August 2003 – Nil).  The obligations under this lease are payable in equal monthly installments of $2,465.18 including interest at 6.57%, due January 28, 2008.

RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED STATEMENTS

(Canadian dollars)

(unaudited)

9. Obligations under capital lease (continued):

The company also has obligations under a capital lease for office equipment payable in equal monthly installments of $5,162 including interest at 6%, due January 15, 2007, having a net book value of $191,136 (December 2004 - $201,021, December 2003 – Nil, August 2003 – Nil).

Amount

March 31, 2006 $ 91,528
March 31, 2007 81,203
March 31, 2007 24,652
Minimum lease payments 197,383

Less amount representing interest 13,728

Present value of net minimum capital lease payments 183,655

Current portion of obligations under capital lease (82,441)
$ 101,214

Interest of $3,185 relating to capital lease obligations has been included in interest and other charges.

RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED STATEMENTS

(Canadian dollars)

(unaudited)

10. Share capital:

(a)

Authorized and issued shares:

Common Shares Warrants
Number Amount Number Amount

Balance forward December 31, 2003 51,830,409 19,372,131 8,052,350 2,349,098

Shares issued to ARC 23,818 18,811 -- --

Shares to be issued to
ARC 125,000 100,000 -- --

Warrants exercised 3,871,013 4,749,930 (3,871,013) (1,577,723)

Expired warrants -- 377,500 (431,337) (377,500)

Expired warrants to intangibles -- (377,500) -- 377,500

Issued for cash pursuant to
May 19, 2004 private placement ) 7,212,759 7,508,482 3,606,380 786,191

Broker Warrants attributed to
issue costs -- -- 449,239 147,133

Issued for cash pursuant to
June 1, 2004 private placement 1,060,150 995,852 530,075 223,321

Broker Warrants attributed to
issue costs -- -- 65,500 50,342

Warrants exercised 3,010,500 3,629,760 (3,010,500) (619,260)

Expired warrants -- -- (739,500) (152,115)

Stock options exercised net of
contributed surplus of $98,506 1,500,033 787,700 -- --

Promissory notes paid -- 98,000 -- --
Share issue costs -- (883,262) -- --
Balance December 31, 2004 68,633,682 $ 36,377,404 4,651,194 $1,206,987

Private Placement 8,695,582 $ 9,999,919 4,347,791 $ 347,823

Stock options exercised
net of contributed surplus of 190,833 96,741

Broker warrants attributed to
Issue costs 502,061 108,044

Transaction costs -- (1,025,628)
Balance March 31, 2005 77,520,097 $ 45,448,436 9,501,046 $ 1,662,854

RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED STATEMENTS

(Canadian dollars)

(unaudited)

10. Share capital (continued):

 (b)  Stock based compensation:

   The Company recorded $172,725 in stock based compensation to employees, directors and consultants during the quarter which was included in general and administrative expenses.  This compensation is based upon the Black-Scholes option pricing model. For the options granted in the quarter, the amount is based using the following assumptions:

Risk free interest rate                     3.47%

Expected life of option                   3 years

Expected volatility                           97%

Expected dividends                            Nil

   (c)  Stock options:

Outstanding options

   A summary of the status and changes in the Company’s outstanding stock options is presented below:

Number of Weighted average
share options exercise price

Outstanding, August 31, 2003 4,927,500 0.59

Granted 1,998,000 1.01
Exercised (162,500) 0.39
Forfeited (167,500) 0.68

Outstanding, December 31, 2003 6,595,500 0.72

Granted 570,000 1.31
Exercised (1,500,033) 0.46
Forfeited -- --

Outstanding, December 31, 2004 5,665,467 0.85

Granted --
Exercised (190,833) $0.50
Outstanding, March 31, 2005 5,474,634 $0.86

RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED STATEMENTS

(Canadian dollars)

(unaudited)

10. Share capital (continued):

Weighted average fair value of stock options issued are as follows:

Weighted average
fair value
Year ended August 31, 2003 0.55

Four months ended December 31, 2003 0.85

Year ended December 31, 2004 0.35

Three months ended March 31, 2005 0.35

11. Segmented information:

The Company’s activities comprise one business segment.  For the quarter ended March 31, 2005, the Company’s revenue includes sales to customers in the United States of $77,305.

12. Commitments:

   (a)  Operating leases

   The Company has entered into four agreements to lease plant and office space in Edmonton and Calgary for varying periods.  In Edmonton the Company has two locations; one for R&D plant and head office and one for production operations.  The head office location has an initial term running until January 31, 2007 with a renewal option for another five years.  The production location has a term running to February 28, 2005.  In Calgary, the Company has two locations; one is office space with an initial term running to March 31, 2011, with two five-year renewal options, and one for production operations with an initial term running to March 31, 2015 with a renewal option for another five years.  The minimum rent payable for each of the next five years and thereafter is as follows:

Year ended                                              Lease Payments

March 31, 2006                                             $   729,316

March 31, 2007                                                 559,300

March 31, 2008                                                 487,380

March 31, 2009                                                 498,894

March 31, 2010                                                 498,894

Thereafter                                                   1,987,854

RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED STATEMENTS

(Canadian dollars)

(unaudited)

12. Commitments (continued):

 (b) Contingencies and contractual obligations:

The Company has entered into negotiations with various parties to establish manufacturing facilities based in foreign countries. As of March 31, 2005, the underlying legal agreements and business structure of these ventures have not yet been negotiated or executed. In addition, there has been no business activity associated with these ventures, except for initial funding provided by the Company in one instance. These advances have been recorded at cost on the Company’s balance sheet, pending final execution of all legal agreements. The negotiations and execution of related legal agreements are anticipated to be completed during the second half of 2005.

13.  Subsequent events:

The company sold land and buildings to a third party and entered into a ten year lease with a renewal of an additional five years.  Annual lease payments are $372,240.

On May 25, 2005 the Company announced that it had issued 2,940,616 common shares for total gross proceeds of $4,410,924.  In addition, a further 349,650 common shares were issued for total gross proceeds of $402,098 pursuant to the exercise of broker purchase warrants.  The February 2005 private placements has 4,347,791 outstanding warrants with exercise prices of $1.65 per share if exercised on or before August 15th, 2005, and $2.00 per share if exercised after August 15th and on or before February 14th, 2006.  The exercise of all of the warrants would generate between $7.2 and $8.7 million.

14.  Comparative figures

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in the three month period ended March 31, 2005.